Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

NOTICE TO STOCKHOLDERS

Itaú Unibanco Holding S.A., according to CVM Instruction No. 481/09, as amended by CVM Instruction No. 561/15, informs its stockholders, in accordance with the Calendar of Corporate Events disclosed to the market on December 7, 2018, that the date scheduled for holding the Annual General Stockholders’ Meeting is April 24, 2019.

All the information and orientations concerning the Annual General Stockholders’ Meeting will be made available in due time upon the disclosure of the Call Notice for the Meeting and the Meeting Manual.

São Paulo (SP), January 15, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations